Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended September 30, 2024
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended September 30, 2024

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended September 30,
($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2024	2023	2024	2023

Revenues (1)	1	14,249	14,577	42,531	39,070
Expenses	1
Purchased Product, Transportation and Blending (1)		10,045	8,784	28,802	25,636
Operating		1,736	1,553	5,214	4,789
(Gain) Loss on Risk Management	20	(20)	72	42	89
Depreciation, Depletion, Amortization and Exploration Expense (1)	9,10,11	1,262	1,199	3,702	3,384
(Income) Loss From Equity-Accounted Affiliates	19	(11)	(11)	(48)	(23)
General and Administrative		172	292	593	617
Finance Costs, Net (1)	4	118	73	394	393
Integration, Transaction and Other Costs		41	12	113	49
Foreign Exchange (Gain) Loss, Net	5	(73)	133	81	7
(Gain) Loss on Divestiture of Assets (1)	6	(17)	—	(121)	22
Re-measurement of Contingent Payments	13	—	67	30	83
Other (Income) Loss, Net		(28)	(22)	(158)	(42)
Earnings (Loss) Before Income Tax		1,024	2,425	3,887	4,066
Income Tax Expense (Recovery)	7	204	561	891	700
Net Earnings (Loss)		820	1,864	2,996	3,366

Other Comprehensive Income (Loss), Net of Tax	17
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		(7)	19	11	15
Change in the Fair Value of Equity Instruments at FVOCI (2)	20	(1)	1	123	—
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(174)	253	219	(31)
Total Other Comprehensive Income (Loss), Net of Tax		(182)	273	353	(16)
Comprehensive Income (Loss)		638	2,137	3,349	3,350

Net Earnings (Loss) Per Common Share ($)	8
Basic		0.44	0.98	1.60	1.76
Diluted		0.42	0.97	1.59	1.72

(1)Revised presentation as of January 1, 2024. See Note 3.
(2)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

	Notes	September 30, 2024	December 31, 2023

Assets
Current Assets
Cash and Cash Equivalents		3,104	2,227
Accounts Receivable and Accrued Revenues		2,751	3,035
Income Tax Receivable		225	416
Inventories		4,096	4,030
Total Current Assets		10,176	9,708
Restricted Cash		228	211
Exploration and Evaluation Assets, Net	1,9	463	738
Property, Plant and Equipment, Net	1,10	37,598	37,250
Right-of-Use Assets, Net	1,11	1,672	1,680
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates	19	411	366
Other Assets		450	318
Deferred Income Taxes		734	696
Goodwill	1	2,923	2,923
Total Assets		54,680	53,915

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		5,630	5,480
Income Tax Payable		181	88
Short-Term Borrowings	12	101	179
Long-Term Debt	12	180	—
Lease Liabilities	11	291	299
Contingent Payments	13	—	164
Total Current Liabilities		6,383	6,210
Long-Term Debt	12	7,019	7,108
Lease Liabilities	11	2,349	2,359
Decommissioning Liabilities	14	4,109	4,155
Other Liabilities	15	1,102	1,183
Deferred Income Taxes		4,113	4,188
Total Liabilities		25,075	25,203
Shareholders’ Equity		29,591	28,698
Non-Controlling Interest		14	14
Total Liabilities and Equity		54,680	53,915

Commitments and Contingencies	23

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 16)	(Note 16)	(Note 16)			(Note 17)

As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13
Net Earnings (Loss)	—	—	—	—	3,366	—	3,366	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(16)	(16)	—
Total Comprehensive Income (Loss)	—	—	—	—	3,366	(16)	3,350	—
Common Shares Issued Under Stock Option Plans	54	—	—	(11)	—	—	43	—
Purchase of Common Shares Under NCIB (2)	(251)	—	—	(460)	—	—	(711)	—
Warrants Exercised	23	—	(7)	—	—	—	16	—
Warrants Purchased and Cancelled	—	—	(151)	—	(562)	—	(713)
Stock-Based Compensation Expense	—	—	—	9	—	—	9	—
Base Dividends on Common Shares	—	—	—	—	(729)	—	(729)	—
Dividends on Preferred Shares	—	—	—	—	(27)	—	(27)	—
As at September 30, 2023	16,146	519	26	2,229	8,440	1,454	28,814	13

As at December 31, 2023	16,031	519	25	2,002	8,913	1,208	28,698	14
Net Earnings (Loss)	—	—	—	—	2,996	—	2,996	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	353	353	—
Total Comprehensive Income (Loss)	—	—	—	—	2,996	353	3,349	—
Common Shares Issued Under Stock Option Plans	67	—	—	(16)	—	—	51	—
Purchase of Common Shares Under NCIB (2)	(439)	—	—	(898)	—	—	(1,337)	—
Warrants Exercised	38	—	(13)	—	—	—	25	—
Stock-Based Compensation Expense	—	—	—	8	—	—	8	—
Base Dividends on Common Shares	—	—	—	—	(925)	—	(925)	—
Variable Dividends on Common Shares	—	—	—	—	(251)	—	(251)	—
Dividends on Preferred Shares	—	—	—	—	(27)	—	(27)	—
As at September 30, 2024	15,697	519	12	1,096	10,706	1,561	29,591	14

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes on purchase of equity.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended September 30,
($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2024	2023	2024	2023

Operating Activities
Net Earnings (Loss)		820	1,864	2,996	3,366
Depreciation, Depletion and Amortization	10,11	1,218	1,197	3,646	3,374
Deferred Income Tax Expense (Recovery)	7	(46)	(2)	(124)	(416)
Unrealized (Gain) Loss on Risk Management	20	7	72	31	88
Unrealized Foreign Exchange (Gain) Loss	5	(108)	59	101	(99)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	98	—	98
(Gain) Loss on Divestiture of Assets (1)	6	(17)	—	(121)	22
Re-measurement of Contingent Payments	13	—	67	30	83
Unwinding of Discount on Decommissioning Liabilities	14	56	55	169	165
(Income) Loss From Equity-Accounted Affiliates	19	(11)	(11)	(48)	(23)
Distributions Received From Equity-Accounted Affiliates	19	15	23	133	117
Stock-Based Compensation, Net of Payments		(13)	144	(143)	90
Other		39	(119)	(107)	(124)
Settlement of Decommissioning Liabilities	14	(74)	(68)	(170)	(157)
Net Change in Non-Cash Working Capital	22	588	(641)	813	(2,142)
Cash From (Used in) Operating Activities		2,474	2,738	7,206	4,442

Investing Activities
Acquisitions, Net of Cash Acquired		(4)	(32)	(19)	(501)
Capital Investment	1	(1,346)	(1,025)	(3,537)	(3,128)
Proceeds From Divestitures	6	22	1	47	12
Net Change in Investments and Other		1	(8)	(63)	(101)
Net Change in Non-Cash Working Capital	22	19	(37)	(41)	(297)
Cash From (Used in) Investing Activities		(1,308)	(1,101)	(3,613)	(4,015)

Net Cash Provided (Used) Before Financing Activities		1,166	1,637	3,593	427

Financing Activities	22
Net Issuance (Repayment) of Short-Term Borrowings		(35)	14	(74)	(101)
Repayment of Long-Term Debt		—	(1,346)	—	(1,346)
Principal Repayment of Leases	11	(74)	(70)	(219)	(216)
Common Shares Issued Under Stock Option Plans		1	25	51	43
Purchase of Common Shares Under NCIB	16	(732)	(361)	(1,337)	(711)
Payment for Purchase of Warrants		—	(600)	—	(600)
Proceeds From Exercise of Warrants		8	5	25	16
Base Dividends Paid on Common Shares	8	(329)	(264)	(925)	(729)
Variable Dividends Paid on Common Shares	8	—	—	(251)	—
Dividends Paid on Preferred Shares	8	(9)	—	(27)	(27)
Other		(5)	(3)	(7)	(3)
Cash From (Used in) Financing Activities		(1,175)	(2,600)	(2,764)	(3,674)

Effect of Foreign Exchange on Cash and Cash Equivalents		(41)	58	48	(15)
Increase (Decrease) in Cash and Cash Equivalents		(50)	(905)	877	(3,262)
Cash and Cash Equivalents, Beginning of Period		3,154	2,167	2,227	4,524
Cash and Cash Equivalents, End of Period		3,104	1,262	3,104	1,262

(1)Revised presentation as of January 1, 2024. See Note 3.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia, and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries, and the jointly-owned Wood River and Borger refineries, held through WRB Refining LP (“WRB”), a jointly owned entity with operator Phillips 66. Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
A) Results of Operations – Segment and Operational Information
i) Results for the Three Months Ended September 30

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2024	2023	2024	2023	2024	2023	2024	2023
Gross Sales
External Sales	5,456	5,645	225	285	371	402	6,052	6,332
Intersegment Sales	1,719	1,926	488	525	—	—	2,207	2,451
	7,175	7,571	713	810	371	402	8,259	8,783
Royalties	(889)	(1,082)	(15)	(27)	(25)	(26)	(929)	(1,135)
Revenues	6,286	6,489	698	783	346	376	7,330	7,648
Expenses
Purchased Product	629	462	459	438	—	—	1,088	900
Transportation and Blending	2,579	2,324	80	73	2	—	2,661	2,397
Operating	621	688	147	150	92	76	860	914
Realized (Gain) Loss on Risk Management	(10)	(6)	—	(4)	—	—	(10)	(10)
Operating Margin	2,467	3,021	12	126	252	300	2,731	3,447
Unrealized (Gain) Loss on Risk Management	(1)	47	2	7	—	—	1	54
Depreciation, Depletion and Amortization	784	785	109	104	134	130	1,027	1,019
Exploration Expense	2	—	—	—	42	2	44	2
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	(11)	(11)	(11)	(11)
Segment Income (Loss)	1,682	2,189	(99)	15	87	179	1,670	2,383

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended September 30,	2024	2023	2024	2023	2024	2023
Gross Sales
External Sales	1,482	1,544	7,644	7,836	9,126	9,380
Intersegment Sales	98	261	4	17	102	278
	1,580	1,805	7,648	7,853	9,228	9,658
Royalties	—	—	—	—	—	—
Revenues	1,580	1,805	7,648	7,853	9,228	9,658
Expenses
Purchased Product	1,353	1,480	7,284	6,467	8,637	7,947
Transportation and Blending	—	—	—	—	—	—
Operating	167	155	751	623	918	778
Realized (Gain) Loss on Risk Management	—	—	(4)	11	(4)	11
Operating Margin	60	170	(383)	752	(323)	922
Unrealized (Gain) Loss on Risk Management	—	—	5	(2)	5	(2)
Depreciation, Depletion and Amortization	49	50	115	109	164	159
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	11	120	(503)	645	(492)	765

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

	Corporate and Eliminations		Consolidated
For the three months ended September 30,	2024	2023	2024	2023
Gross Sales
External Sales	—	—	15,178	15,712
Intersegment Sales	(2,309)	(2,729)	—	—
	(2,309)	(2,729)	15,178	15,712
Royalties	—	—	(929)	(1,135)
Revenues	(2,309)	(2,729)	14,249	14,577
Expenses
Purchased Product	(2,169)	(2,227)	7,556	6,620
Transportation and Blending	(172)	(233)	2,489	2,164
Purchased Product, Transportation and Blending (1)	(2,341)	(2,460)	10,045	8,784
Operating	(42)	(139)	1,736	1,553
Realized (Gain) Loss on Risk Management	(13)	(1)	(27)	—
Unrealized (Gain) Loss on Risk Management	1	20	7	72
Depreciation, Depletion and Amortization	27	19	1,218	1,197
Exploration Expense	—	—	44	2
(Income) Loss From Equity-Accounted Affiliates	—	—	(11)	(11)
Segment Income (Loss)	59	(168)	1,237	2,980
General and Administrative	172	292	172	292
Finance Costs, Net (1)	118	73	118	73
Integration, Transaction and Other Costs	41	12	41	12
Foreign Exchange (Gain) Loss, Net	(73)	133	(73)	133
(Gain) Loss on Divestiture of Assets (1)	(17)	—	(17)	—
Re-measurement of Contingent Payments	—	67	—	67
Other (Income) Loss, Net	(28)	(22)	(28)	(22)
	213	555	213	555
Earnings (Loss) Before Income Tax			1,024	2,425
Income Tax Expense (Recovery)			204	561
Net Earnings (Loss)			820	1,864
(1)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
ii) Results for the Nine Months Ended September 30

	Upstream
For the nine months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2024	2023	2024	2023	2024	2023	2024	2023
Gross Sales
External Sales	16,525	15,654	866	1,160	1,199	1,103	18,590	17,917
Intersegment Sales	4,831	4,061	1,417	1,307	—	—	6,248	5,368
	21,356	19,715	2,283	2,467	1,199	1,103	24,838	23,285
Royalties	(2,400)	(2,218)	(61)	(85)	(74)	(65)	(2,535)	(2,368)
Revenues	18,956	17,497	2,222	2,382	1,125	1,038	22,303	20,917
Expenses
Purchased Product	1,321	1,231	1,353	1,258	—	—	2,674	2,489
Transportation and Blending	8,265	7,965	241	220	9	9	8,515	8,194
Operating	1,896	2,101	432	444	319	281	2,647	2,826
Realized (Gain) Loss on Risk Management	23	(7)	(7)	—	—	—	16	(7)
Operating Margin	7,451	6,207	203	460	797	748	8,451	7,415
Unrealized (Gain) Loss on Risk Management	(13)	44	10	(14)	—	—	(3)	30
Depreciation, Depletion and Amortization	2,330	2,230	330	286	421	349	3,081	2,865
Exploration Expense	6	4	—	—	50	6	56	10
(Income) Loss From Equity- Accounted Affiliates	(14)	6	1	—	(34)	(29)	(47)	(23)
Segment Income (Loss)	5,142	3,923	(138)	188	360	422	5,364	4,533

	Downstream
	Canadian Refining		U.S. Refining		Total
For the nine months ended September 30,	2024	2023	2024	2023	2024	2023
Gross Sales
External Sales	3,682	3,997	22,794	19,524	26,476	23,521
Intersegment Sales	365	679	7	22	372	701
	4,047	4,676	22,801	19,546	26,848	24,222
Royalties	—	—	—	—	—	—
Revenues	4,047	4,676	22,801	19,546	26,848	24,222
Expenses
Purchased Product	3,415	3,656	20,540	16,729	23,955	20,385
Transportation and Blending	—	—	—	—	—	—
Operating	759	471	2,045	1,904	2,804	2,375
Realized (Gain) Loss on Risk Management	—	—	5	6	5	6
Operating Margin	(127)	549	211	907	84	1,456
Unrealized (Gain) Loss on Risk Management	—	—	3	(13)	3	(13)
Depreciation, Depletion and Amortization	147	136	338	314	485	450
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	(274)	413	(130)	606	(404)	1,019

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

	Corporate and Eliminations		Consolidated
For the nine months ended September 30,	2024	2023	2024	2023
Gross Sales
External Sales	—	—	45,066	41,438
Intersegment Sales	(6,620)	(6,069)	—	—
	(6,620)	(6,069)	45,066	41,438
Royalties	—	—	(2,535)	(2,368)
Revenues	(6,620)	(6,069)	42,531	39,070
Expenses
Purchased Product	(5,756)	(4,717)	20,873	18,157
Transportation and Blending	(586)	(715)	7,929	7,479
Purchased Product, Transportation and Blending (1)	(6,342)	(5,432)	28,802	25,636
Operating	(237)	(412)	5,214	4,789
Realized (Gain) Loss on Risk Management	(10)	2	11	1
Unrealized (Gain) Loss on Risk Management	31	71	31	88
Depreciation, Depletion and Amortization	80	59	3,646	3,374
Exploration Expense	—	—	56	10
(Income) Loss From Equity-Accounted Affiliates	(1)	—	(48)	(23)
Segment Income (Loss)	(141)	(357)	4,819	5,195
General and Administrative	593	617	593	617
Finance Costs, Net (1)	394	393	394	393
Integration, Transaction and Other Costs	113	49	113	49
Foreign Exchange (Gain) Loss, Net	81	7	81	7
(Gain) Loss on Divestiture of Assets (1)	(121)	22	(121)	22
Re-measurement of Contingent Payments	30	83	30	83
Other (Income) Loss, Net	(158)	(42)	(158)	(42)
	932	1,129	932	1,129
Earnings (Loss) Before Income Tax			3,887	4,066
Income Tax Expense (Recovery)			891	700
Net Earnings (Loss)			2,996	3,366
(1)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2024	2023	2024	2023	2024	2023	2024	2023
Crude Oil	5,269	5,576	33	42	71	77	5,373	5,695
Natural Gas and Other	83	20	107	158	221	233	411	411
NGLs (1)	104	49	85	85	79	92	268	226
External Sales	5,456	5,645	225	285	371	402	6,052	6,332

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended September 30,	2024	2023	2024	2023	2024	2023
Synthetic Crude Oil	588	543	—	—	588	543
Distillates (2)	395	460	2,604	2,871	2,999	3,331
Gasoline	128	162	3,513	3,822	3,641	3,984
Asphalt	208	185	322	326	530	511
Other Products and Services	163	194	1,205	817	1,368	1,011
External Sales	1,482	1,544	7,644	7,836	9,126	9,380
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.

	Upstream
For the nine months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2024	2023	2024	2023	2024	2023	2024	2023
Crude Oil	15,963	15,210	157	185	263	231	16,383	15,626
Natural Gas and Other	263	200	453	777	686	652	1,402	1,629
NGLs (1)	299	244	256	198	250	220	805	662
External Sales	16,525	15,654	866	1,160	1,199	1,103	18,590	17,917

	Downstream
	Canadian Refining		U.S. Refining		Total
For the nine months ended September 30,	2024	2023	2024	2023	2024	2023
Synthetic Crude Oil	1,323	1,394	—	—	1,323	1,394
Distillates (2)	1,143	1,286	8,149	7,169	9,292	8,455
Gasoline	363	410	10,613	9,336	10,976	9,746
Asphalt	433	403	753	610	1,186	1,013
Other Products and Services	420	504	3,279	2,409	3,699	2,913
External Sales	3,682	3,997	22,794	19,524	26,476	23,521
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
C) Geographical Information

	Revenues (1)
	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2024	2023	2024	2023
Canada	6,937	6,666	20,235	18,828
United States	7,036	7,611	21,433	19,425
China	276	300	863	817
Consolidated	14,249	14,577	42,531	39,070
(1)Revenues by country are classified based on where the operations are located.

	Non-Current Assets (1)
	September 30,	December 31,
As at	2024	2023
Canada	36,149	35,876
United States	5,447	5,230
China	1,278	1,608
Indonesia	305	344
Consolidated	43,179	43,058
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
As at	2024	2023	2024	2023	2024	2023
Oil Sands	449	729	24,461	24,443	822	849
Conventional	7	—	2,127	2,209	2	1
Offshore	7	9	3,118	2,798	96	102
Canadian Refining	—	—	2,484	2,469	40	28
U.S. Refining	—	—	5,128	5,014	306	268
Corporate and Eliminations	—	—	280	317	406	432
Consolidated	463	738	37,598	37,250	1,672	1,680

	Goodwill		Total Assets
	September 30,	December 31,	September 30,	December 31,
As at	2024	2023	2024	2023
Oil Sands	2,923	2,923	30,986	31,673
Conventional	—	—	2,444	2,429
Offshore	—	—	3,845	3,511
Canadian Refining	—	—	2,960	2,960
U.S. Refining	—	—	8,979	8,660
Corporate and Eliminations	—	—	5,466	4,682
Consolidated	2,923	2,923	54,680	53,915

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
E) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2024	2023	2024	2023
Capital Investment
Oil Sands	681	590	1,941	1,764
Conventional	106	100	300	323
Offshore
Atlantic	341	191	765	474
Asia Pacific	14	3	44	4
Total Upstream	1,142	884	3,050	2,565

Canadian Refining	44	38	145	99
U.S. Refining	153	88	320	435
Total Downstream	197	126	465	534

Corporate and Eliminations	7	15	22	29
	1,346	1,025	3,537	3,128
Acquisitions
Oil Sands	1	32	7	35
Conventional	3	1	12	5
U.S. Refining	—	—	—	337
	4	33	19	377
Total Capital Expenditures	1,350	1,058	3,556	3,505
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. These interim Consolidated Financial Statements were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2023, except for updates to accounting policies as disclosed in Note 3 and income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2023, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective October 30, 2024.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

3. UPDATE TO ACCOUNTING POLICIES
A) Adjustments to the Consolidated Statements of Comprehensive Income (Loss)
As of January 1, 2024, the Company updated its accounting policies to aggregate certain items presented in the Consolidated Statements of Comprehensive Income (Loss) to more appropriately reflect the integrated operations of the business. There were no re-measurements to balances. Certain historical disaggregated balances continue to be presented in Note 1.
The following presentation changes were made, with comparative periods being re-presented:
•Gross sales and royalties were aggregated and presented as ‘Revenues’.
•Purchased product and transportation and blending were aggregated and presented as ‘Purchased Product, Transportation and Blending’.
•Depreciation, depletion and amortization, and exploration expense were aggregated and presented as ‘Depreciation, Depletion, Amortization and Exploration Expense’.
•Finance costs and interest income were aggregated and presented as ‘Finance Costs, Net’.
•Revaluation (gain) loss and (gain) loss on divestiture of assets were aggregated and presented as ‘(Gain) Loss on Divestiture of Assets’.
B) Recent Accounting Pronouncements
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss) and improve comparability across entities and reporting periods.
IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard is to be applied retrospectively, with certain transition provisions. The Company is currently evaluating the impact of adopting IFRS 18 on the Consolidated Financial Statements.
On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”. The amendments include clarifications on the derecognition of financial liabilities and the classification of certain financial assets. In addition, new disclosure requirements for equity instruments designated as FVOCI were added. The amendments are effective for annual periods beginning on or after January 1, 2026, and will be applied retrospectively. The Company is currently evaluating the impact of the amendments on the Consolidated Financial Statements.

4. FINANCE COSTS, NET

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2024	2023	2024	2023
Interest Expense – Short-Term Borrowings and Long-Term Debt	76	94	229	285
Net Premium (Discount) on Redemption of Long-Term Debt (1)	—	(84)	—	(84)
Interest Expense – Lease Liabilities (Note 11)	40	41	119	121
Unwinding of Discount on Decommissioning Liabilities (Note 14)	56	55	169	165
Other	9	5	30	18
Capitalized Interest	(12)	(5)	(30)	(12)
Finance Costs	169	106	517	493
Interest Income	(51)	(33)	(123)	(100)
	118	73	394	393
(1)Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2024	2023	2024	2023
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	(71)	28	104	(119)
Other	(37)	31	(3)	20
Unrealized Foreign Exchange (Gain) Loss	(108)	59	101	(99)
Realized Foreign Exchange (Gain) Loss	35	74	(20)	106
	(73)	133	81	7

6. DIVESTITURES
The Company closed a transaction with Athabasca Oil Corporation (“Athabasca”) to create Duvernay Energy Corporation (“Duvernay”). Cenovus contributed non-monetary assets with a fair value of $94 million and cash of $18 million, before closing adjustments, in exchange for a 30 percent interest in Duvernay. The Company recognized an investment of $84 million in Duvernay and a before-tax gain on divestiture of assets of $65 million (after-tax gain – $50 million), reflecting the difference between the carrying value and fair value of contributed assets to the extent of Athabasca’s share.
The Company also closed the sale of non-core assets in its Conventional segment in 2024 for net proceeds of $40 million and recorded a before-tax gain of $52 million (after-tax gain – $40 million).

7. INCOME TAXES

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2024	2023	2024	2023
Current Tax
Canada	184	484	830	941
United States	—	4	2	4
Asia Pacific	57	68	157	152
Other International	9	7	26	19
Total Current Tax Expense (Recovery)	250	563	1,015	1,116
Deferred Tax Expense (Recovery)	(46)	(2)	(124)	(416)
	204	561	891	700

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

8. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Nine Months Ended
For periods ended September 30,	2024	2023	2024	2023
Net Earnings (Loss)	820	1,864	2,996	3,366
Effect of Cumulative Dividends on Preferred Shares	(9)	(9)	(27)	(27)
Net Earnings (Loss) – Basic	811	1,855	2,969	3,339
Effect of Stock-Based Compensation	(31)	—	6	(1)
Net Earnings (Loss) – Diluted	780	1,855	2,975	3,338

Basic – Weighted Average Number of Shares (thousands)	1,848,035	1,891,937	1,858,364	1,900,952
Dilutive Effect of Warrants	3,729	6,408	5,039	27,491
Dilutive Effect of Stock-Based Compensation	11,548	6,752	9,221	8,273
Diluted – Weighted Average Number of Shares (thousands)	1,863,312	1,905,097	1,872,624	1,936,716

Net Earnings (Loss) Per Common Share – Basic ($)	0.44	0.98	1.60	1.76
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	0.42	0.97	1.59	1.72
(1)For the three months ended September 30, 2024, net earnings of $nil (2023 – $115 million) and 3.0 million common shares (2023 – 22.8 million), related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive. For the nine months ended September 30, 2024, net earnings of $20 million (2023 – $107 million) and 11.5 million common shares (2023 – 21.6 million), related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
B) Common Share Dividends

	2024		2023
For the nine months ended September 30,	Per Share	Amount	Per Share	Amount
Base Dividends	0.500	925	0.385	729
Variable Dividends	0.135	251	—	—
Total Common Share Dividends Declared and Paid	0.635	1,176	0.385	729
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On October 30, 2024, the Company’s Board of Directors declared a fourth quarter base dividend of $0.180 per common share, payable on December 31, 2024, to common shareholders of record as at December 13, 2024.
C) Preferred Share Dividends

For the nine months ended September 30,	2024	2023
Series 1 First Preferred Shares	5	5
Series 2 First Preferred Shares	2	2
Series 3 First Preferred Shares	9	9
Series 5 First Preferred Shares	7	7
Series 7 First Preferred Shares	4	4
Total Preferred Share Dividends Declared	27	27
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
In the nine months ended September 30, 2024, the Company paid preferred share dividends of $27 million (2023 – $27 million). On October 1, 2024, the Company paid preferred share dividends of $9 million, as declared on July 31, 2024.
On October 30, 2024, the Company’s Board of Directors declared fourth quarter dividends of $9 million payable on December 31, 2024, to preferred shareholders of record as at December 13, 2024.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

9. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2023	738
Acquisition	7
Additions	43
Transfer to PP&E (Note 10)	(285)
Write-downs	(40)
As at September 30, 2024	463

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2023	47,425	272	12,770	1,908	62,375
Acquisitions	12	—	—	—	12
Additions	3,007	3	450	34	3,494
Transfer from E&E (Note 9)	285	—	—	—	285
Change in Decommissioning Liabilities	17	—	—	—	17
Divestitures (Note 6)	(270)	—	—	(1)	(271)
Exchange Rate Movements and Other	(21)	2	177	—	158
As at September 30, 2024	50,455	277	13,397	1,941	66,070

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2023	17,975	129	5,667	1,354	25,125
Depreciation, Depletion and Amortization	2,955	8	405	64	3,432
Divestitures (Note 6)	(208)	—	—	—	(208)
Exchange Rate Movements and Other	27	1	95	—	123
As at September 30, 2024	20,749	138	6,167	1,418	28,472

CARRYING VALUE
As at December 31, 2023	29,450	143	7,103	554	37,250
As at September 30, 2024	29,706	139	7,230	523	37,598
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

11. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2023	588	1,964	161	70	2,783
Additions	1	62	—	48	111
Exchange Rate Movements and Other	—	(4)	10	5	11
As at September 30, 2024	589	2,022	171	123	2,905

ACCUMULATED DEPRECIATION
As at December 31, 2023	156	863	65	19	1,103
Depreciation	27	148	17	22	214
Exchange Rate Movements and Other	—	(87)	3	—	(84)
As at September 30, 2024	183	924	85	41	1,233

CARRYING VALUE
As at December 31, 2023	432	1,101	96	51	1,680
As at September 30, 2024	406	1,098	86	82	1,672
(1)Includes railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.
B) Lease Liabilities

Total
As at December 31, 2023	2,658
Additions	104
Interest Expense (Note 4)	119
Lease Payments	(338)
Exchange Rate Movements and Other	97
As at September 30, 2024	2,640
Less: Current Portion	291
Long-Term Portion	2,349

12. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		September 30,	December 31,
As at	Notes	2024	2023
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	101	179
Total Debt Principal		101	179
i) Uncommitted Demand Facilities
As at September 30, 2024, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2023 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at September 30, 2024, there were outstanding letters of credit aggregating to $375 million (December 31, 2023 – $364 million) and no direct borrowings.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at September 30, 2024, US$150 million was drawn on these facilities, of which Cenovus’s proportionate share was US$75 million (C$101 million). As at December 31, 2023, Cenovus’s proportionate share of the capacity was US$225 million and US$135 million (C$179 million) of this capacity was drawn.
B) Long-Term Debt

	September 30,	December 31,
As at	2024	2023
Committed Credit Facility (1)	—	—
U.S. Dollar Denominated Unsecured Notes (2)	5,132	5,028
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	7,132	7,028
Debt Premiums (Discounts), Net, and Transaction Costs	67	80
Long-Term Debt	7,199	7,108
Less: Current Portion	180	—
Long-Term Portion	7,019	7,108
(1)The committed credit facility may include Canadian overnight repo rate average loans, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
(2)Total U.S. dollar denominated unsecured notes as at September 30, 2024, was US$3.8 billion (December 31, 2023 — US$3.8 billion).
On June 26, 2024, Cenovus renewed its existing committed credit facility to extend the maturity dates by more than one year. The committed credit facility consists of a $2.2 billion tranche maturing on June 26, 2027, and a $3.3 billion tranche maturing on June 26, 2028. As at September 30, 2024, no amount was drawn on the credit facility (December 31, 2023 – $nil).
As at September 30, 2024, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
Net Debt to Adjusted EBITDA

	September 30,	December 31,
As at	2024	2023
Short-Term Borrowings	101	179
Current Portion of Long-Term Debt	180	—
Long-Term Portion of Long-Term Debt	7,019	7,108
Total Debt	7,300	7,287
Less: Cash and Cash Equivalents	(3,104)	(2,227)
Net Debt	4,196	5,060

Net Earnings (Loss)	3,739	4,109
Add (Deduct):
Finance Costs, Net (1)	539	538
Income Tax Expense (Recovery)	1,122	931
Depreciation, Depletion and Amortization	4,916	4,644
Exploration and Evaluation Asset Write-downs	69	29
(Income) Loss From Equity-Accounted Affiliates	(76)	(51)
Unrealized (Gain) Loss on Risk Management	(5)	52
Foreign Exchange (Gain) Loss, Net	7	(67)
(Gain) Loss on Divestiture of Assets (1)	(123)	20
Re-measurement of Contingent Payments	6	59
Other (Income) Loss, Net	(179)	(63)
Adjusted EBITDA (2)	10,015	10,201

Net Debt to Adjusted EBITDA (times)	0.4	0.5
(1)Revised presentation as of January 1, 2024. See Note 3.
(2)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

	September 30,	December 31,
As at	2024	2023
Net Debt	4,196	5,060

Cash From (Used in) Operating Activities	10,152	7,388
(Add) Deduct:
Settlement of Decommissioning Liabilities	(235)	(222)
Net Change in Non-Cash Working Capital	1,762	(1,193)
Adjusted Funds Flow (1)	8,625	8,803

Net Debt to Adjusted Funds Flow (times)	0.5	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	September 30,	December 31,
As at	2024	2023
Net Debt	4,196	5,060
Shareholders’ Equity	29,591	28,698
Capitalization	33,787	33,758

Net Debt to Capitalization (percent)	12	15

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

13. CONTINGENT PAYMENTS
On August 31, 2024, the variable payment obligation associated with the transaction with BP Canada Energy Group ULC to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership ended. For the nine months ended September 30, 2024, the Company made payments of $261 million for the quarterly payment periods ending November 30, 2023, February 29, 2024, and May 31, 2024.
As at September 30, 2024, $40 million was included in accounts payable and accrued liabilities representing the final amount owing under this agreement. The final payment was made in October 2024.

14. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2023	4,155
Liabilities Incurred	17
Liabilities Settled	(170)
Liabilities Disposed	(72)
Unwinding of Discount on Decommissioning Liabilities (Note 4)	169
Exchange Rate Movements	10
As at September 30, 2024	4,109
As at September 30, 2024, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2023 – 5.5 percent) and assumes an inflation rate of two percent (December 31, 2023 – two percent).

15. OTHER LIABILITIES

	September 30,	December 31,
As at	2024	2023
Renewable Volume Obligation, Net (1)	422	397
Pension and Other Post-Employment Benefit Plan	271	276
Provision for West White Rose Expansion Project	83	156
Provisions for Onerous and Unfavourable Contracts	65	72
Employee Long-Term Incentives	90	100
Drilling Provisions	3	25
Other	168	157
	1,102	1,183
(1)The gross amounts of the renewable volume obligation and renewable identification numbers asset were $530 million and $108 million, respectively (December 31, 2023 – $785 million and $388 million, respectively).

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

16. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	September 30, 2024		December 31, 2023
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,871,868	16,031	1,909,190	16,320
Issued Upon Exercise of Warrants	3,820	38	2,610	26
Issued Under Stock Option Plans	5,017	67	3,679	58
Purchase of Common Shares Under NCIB	(51,235)	(439)	(43,611)	(373)
Outstanding, End of Period	1,829,470	15,697	1,871,868	16,031
As at September 30, 2024, there were 48.7 million (December 31, 2023 – 45.5 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
For the nine months ended September 30, 2024, the Company purchased and cancelled 51.2 million common shares through the existing NCIB. The shares were purchased at a volume weighted average price of $25.60 per common share for a total of $1.3 billion. Paid in surplus was reduced by $898 million, representing the excess of the purchase price of the common shares over their average carrying value of $873 million and taxes paid of $25 million.
From October 1, 2024, to October 28, 2024, the Company purchased an additional 2.5 million common shares for $59 million. As at October 28, 2024, the Company can further purchase up to 68.9 million common shares under the NCIB. The current NCIB will expire on November 8, 2024.
On October 30, 2024, the Company received approval from the Board of Directors to apply to the TSX for an additional NCIB program. Subject to acceptance by the TSX, the Company will be able to purchase up to approximately 127 million common shares under the NCIB program for a period of twelve months from the date the program is renewed.
D) Issued and Outstanding – Preferred Shares
For the nine months ended September 30, 2024, there were no preferred shares issued. As at September 30, 2024, there were 36 million preferred shares outstanding (December 31, 2023 – 36 million), with a carrying value of $519 million (December 31, 2023 – $519 million).

As at September 30, 2024	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	5.94	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94	6,000
(1) The floating-rate dividend was 6.77 percent from December 31, 2023, to March 30, 2024, 6.71 percent for the period from March 31, 2024, to June 29, 2024, and 6.60 percent from June 30, 2024 to September 29, 2024.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
E) Issued and Outstanding – Warrants

	September 30, 2024		December 31, 2023
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	7,625	25	55,720	184
Exercised	(3,820)	(13)	(2,610)	(8)
Purchased and Cancelled	—	—	(45,485)	(151)
Outstanding, End of Period	3,805	12	7,625	25
The exercise price of the warrants is $6.54 per share. The warrants expire on January 1, 2026.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	20	—	(43)	(23)
Reclassification on Divestiture	—	—	12	12
Income Tax (Expense) Recovery	(5)	—	—	(5)
As at September 30, 2023	114	29	1,311	1,454

As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	14	139	219	372
Income Tax (Expense) Recovery	(3)	(16)	—	(19)
As at September 30, 2024	66	208	1,287	1,561

18. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at September 30, 2024	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	8,664	4,777
Cenovus Replacement Stock Options	388	388
Performance Share Units	7,202	—
Restricted Share Units	8,171	—
Deferred Share Units	1,736	1,736
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at September 30, 2024, were $17.79 and $3.54, respectively.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

	Units Granted	Units Vested and Exercised/ Paid Out
For the nine months ended September 30, 2024	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	2,402	5,217
Cenovus Replacement Stock Options	—	574
Performance Share Units	6,354	8,899
Restricted Share Units	3,385	2,281
Deferred Share Units	187	185

	Weighted Average Exercise Price	Units Exercised
For the nine months ended September 30, 2024	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	10.54	4,426
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	11.98	791
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	7.78	537
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	5.17	37
(1)NSRs were net settled for 562 thousand common shares.
(2)Cenovus replacement stock options were net settled for 29 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2024	2023	2024	2023
Stock Options With Associated Net Settlement Rights	2	2	9	9
Cenovus Replacement Stock Options	(2)	6	1	(1)
Performance Share Units	(4)	98	57	125
Restricted Share Units	(2)	35	50	56
Deferred Share Units	(6)	10	6	7
Stock-Based Compensation Expense (Recovery)	(12)	151	123	196
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

19. RELATED PARTY TRANSACTIONS
A) Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity HCML. The Company’s share of equity investment income (loss) related to the joint venture are recorded in (income) loss from equity-accounted affiliates.
For the nine months ended September 30, 2024, the Company received $68 million of distributions from HCML (2023 – $61 million) and paid $nil in contributions (2023 – $31 million).
B) Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP. The Company holds a 35 percent interest in HMLP and applies the equity method of accounting. The Company’s share of equity investment income related to the joint venture, in excess of cumulated unrecognized losses, distributions received and contributions paid, is recorded in (income) loss from equity-accounted affiliates. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
For the nine months ended September 30, 2024, the Company received $65 million in distributions from HMLP (2023 – $56 million) and paid $51 million in contributions (2023 – $62 million).
The carrying value of the Company’s investment in HMLP as at September 30, 2024, was $nil (December 31, 2023 – $nil) due to losses in excess of the equity investment. Cenovus had unrecognized cumulative losses from earnings and OCI, net of tax, of $42 million as at September 30, 2024 (December 31, 2023 – $31 million).
The following table summarizes revenues and associated expenses related to HMLP:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2024	2023	2024	2023
Revenues from Construction and Management Services	47	49	116	112
Transportation Expenses	67	67	207	205

20. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt, certain portions of other assets and certain portions of other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at September 30, 2024, the carrying value of Cenovus’s long-term debt was $7.2 billion and the fair value was $6.8 billion (December 31, 2023, carrying value – $7.1 billion; fair value – $6.6 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity, which may include equity transactions of the entity when available (Level 3).
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2023	131
Acquisitions	3
Changes in Fair Value	139
As at September 30, 2024	273
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of condensate and refined product futures; crude oil and natural gas futures and swaps; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	September 30, 2024			December 31, 2023
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas, and Refined Products	6	8	(2)	11	19	(8)
Power Contracts	6	2	4	2	—	2
Renewable Power Contracts	—	13	(13)	18	—	18
	12	23	(11)	31	19	12
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	September 30,	December 31,
As at	2024	2023
Level 2 – Prices Sourced From Observable Data or Market Corroboration	2	(6)
Level 3 – Prices Sourced From Partially Unobservable Data	(13)	18
	(11)	12
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2023	12
Change in Fair Value of Contracts in Place, Beginning of Year	(11)
Change in Fair Value of Contracts Entered Into During the Period	(23)
Fair Value of Contracts Realized During the Period	11
As at September 30, 2024	(11)
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2024	2023	2024	2023
Realized (Gain) Loss	(27)	—	11	1
Unrealized (Gain) Loss	7	72	31	88
(Gain) Loss on Risk Management	(20)	72	42	89
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

21. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
As at September 30, 2024, the fair value of risk management positions was a net liability of $11 million. As at September 30, 2024, there were foreign exchange contracts with a notional value of US$125 million (December 31, 2023 – $nil) and no interest rate contracts or cross currency interest rate swap contracts outstanding (December 31, 2023 – $nil).

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
Net Fair Value of Risk Management Positions

As at September 30, 2024	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Exchange Contracts Related to Blending (4)
WTI Fixed – Sell	2.1 MMbbls	October 2024 - November 2025	US$71.84/bbl	11
WTI Fixed – Buy	1.0 MMbbls	October 2024 - November 2025	US$67.84/bbl	(8)
Power Contracts				4
Renewable Power Contracts				(13)
Other Financial Positions (5)				(5)
Total Fair Value				(11)
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    Includes individual contracts with varying terms, the longest of which is 14 months.
(4)    WTI exchange contracts related to blending are used to help manage price exposure to condensate used for blending.
(5)    Includes risk management positions related to Western Canadian Select (“WCS”), heavy oil differentials and condensate differentials, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. refining and marketing activities.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at September 30, 2024	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	1	(1)
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	10	(10)
WCS (Hardisty) Differential Price	± US$5.00/bbl Applied to WCS Differential Hedges Tied to Production	(17)	17
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	—	—
Natural Gas Commodity Price	± US$1.00/Mcf (2) Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.50/Mcf Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± C$20.00/MWh (3) Applied to Power Hedges	89	(89)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	11	(12)
(1)Excluding WCS at Hardisty.
(2)One thousand cubic feet (“Mcf”).
(3)One thousand kilowatts of electricity per hour (“MWh”).

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at September 30, 2024, approximately 76 percent (December 31, 2023 – 83 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 97 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.5 percent as at September 30, 2024 (December 31, 2023 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 12, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at September 30, 2024	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	5,630	—	—	—	5,630
Short-Term Borrowings	101	—	—	—	101
Lease Liabilities (2)	432	744	598	2,472	4,246
Long-Term Debt (2)	498	1,856	1,950	6,898	11,202
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

22. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	September 30,	December 31,
As at	2024	2023
Total Current Assets	10,176	9,708
Total Current Liabilities	6,383	6,210
Working Capital	3,793	3,498
B) Non-Cash Working Capital

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2024	2023	2024	2023
Accounts Receivable and Accrued Revenues	904	(1,288)	326	(1,097)
Income Tax Receivable	14	157	191	(12)
Inventories	480	(505)	99	(343)
Accounts Payable and Accrued Liabilities	(896)	851	60	69
Income Tax Payable	105	107	96	(1,056)
Total Change in Non-Cash Working Capital	607	(678)	772	(2,439)

Net Change in Non-Cash Working Capital – Operating Activities	588	(641)	813	(2,142)
Net Change in Non-Cash Working Capital – Investing Activities	19	(37)	(41)	(297)
Total Change in Non-Cash Working Capital	607	(678)	772	(2,439)

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024
C) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Warrant Purchase Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2022	9	—	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(101)	—	—
Repayment of Long-Term Debt	—	—	—	(1,346)	—
Principal Repayment of Leases	—	—	—	—	(216)
Base Dividends Paid on Common Shares	(729)	—	—	—	—
Dividends Paid on Preferred Shares	(27)	—	—	—	—
Payment for Purchase of Warrants	—	(600)	—	—	—
Finance and Transaction Costs	—	(2)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(84)	—
Finance and Transaction Costs	—	2	—	(15)	—
Lease Acquisitions	—	—	—	—	33
Lease Additions	—	—	—	—	45
Base Dividends Declared on Common Shares	729	—	—	—	—
Dividends Declared on Preferred Shares	27	—	—	—	—
Warrants Purchased and Cancelled	—	711	—	—	—
Exchange Rate Movements and Other	—	—	—	(22)	35
As at September 30, 2023	9	111	14	7,224	2,733

As at December 31, 2023	9	—	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	(74)	—	—
Principal Repayment of Leases	—	—	—	—	(219)
Base Dividends Paid on Common Shares	(925)	—	—	—	—
Variable Dividends Paid on Common Shares	(251)	—	—	—	—
Dividends Paid on Preferred Shares	(27)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(13)	—
Lease Additions	—	—	—	—	104
Base Dividends Declared on Common Shares	925	—	—	—	—
Variable Dividends Declared on Common Shares	251	—	—	—	—
Dividends Declared on Preferred Shares	27	—	—	—	—
Exchange Rate Movements and Other	—	—	(4)	104	97
As at September 30, 2024	9	—	101	7,199	2,640

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	30

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2024

23. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at September 30, 2024	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	523	2,062	1,886	1,862	1,845	16,157	24,335
Product Purchases	62	—	—	—	—	—	62
Real Estate	16	63	63	61	60	604	867
Obligation to Fund HCML	24	98	98	92	54	139	505
Other Long-Term Commitments	276	192	176	171	151	686	1,652
Total Commitments	901	2,415	2,223	2,186	2,110	17,586	27,421
(1)Includes transportation commitments that are subject to regulatory approval or were approved, but are not yet in service of $843 million. Terms are up to 20 years on commencement.
(2)As at September 30, 2024, includes $1.9 billion related to transportation and storage commitments with HMLP.
There were outstanding letters of credit aggregating to $375 million (December 31, 2023 – $364 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – Q3 2024 Interim Consolidated Financial Statements	31